

February 16, 2011

Via U.S. Mail

Ms. Man Yee Kung
President and Director
Rich Star Development Corporation
c/o Aspen Asset Management LLC
6623 Las Vegas Blvd South, Suite 255
Las Vegas, NV 89119

>   **Re: Rich Star Development Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 31, 2011**
>   **File No. 333-166454**

Dear Ms. Kung:

We have reviewed your registration statement, and your letter dated January 31, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please update your financial statements and related disclosure as required by Rule 8-08 of Regulation S-X.

Risk Factors

If we do not obtain additional financing our business will fail, page 9

2. We note your disclosure in the MD&A that you have enough cash to satisfy your minimum cash requirements for the next twelve months. We note your statement in this risk factor that you have not begun operations. Please update the disclosure regarding the cash on hand and discuss the specific activities that you will be able to conduct in the next twelve months with such cash, assuming you are not able to obtain additional financing. Provide similar disclosure in the Summary section on page 6.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, or in her absence Christopher White, Accounting Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Scott D. Olson, Esq.
        Facsimile No. (503) 908-0956